UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

June 14, 2004

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Pages
1. Recent Developments	3

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EXHIBIT 1

Recent Developments

Administration Changes

Since June 10, 2004, the lawyer Ms. Francisca Cea Echenique, has ended its labor contract with AES Gener. For this reason, she ceases to be the General Counsel and also a principal officer of AES Gener. However, Ms. Cea will continue to be an external legal advisor of the company and its subsidiaries.

As of June 10, 2004, the Board of Directors of the company has designed the lawyer Mr. Nicolás Cubillos Sigall as General Counsel of AES Gener and, according to the prevailing regulation, he is now a principal officer of the company.

Mr. Cubillos, since the abovementioned date, has also retained the position of Secretary of the Board of Directors.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)

Date:	June 14, 2004	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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